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AUDL
PRESENTED BY DESCHUTES
THE NEXT BIG PROFESSIONAL SPORT

MISSION AND VISION

The American Ultimate Disc League was created to grow professional Ultimate by providing a platform for its talented athletes to showcase their skills and a voice to support today's important social issues.

Our passionate fans attend our exciting, affordable and family-friendly events, gobble up our thrilling highlights on social media and love watching our games on television or live-streaming on AUDL.tv.

The AUDL actively promotes inclusion and diversity in our sport. We are investing in the work required to introduce Ultimate to diverse communities who will benefit from our low-cost and accessible sport that promotes fair play, mutual respect, dispute resolution and a healthy lifestyle.


EMPIRE
87

AUDL REVENUE GROWTH DRIVERS

Media Rights increasing in value as sports broadcasters and streaming channels seek fresh and dynamic team action sports built for today's time sensitive and socially engaged audience.

AUDL.tv Streaming Subscription Service Monetizes our live game content. In house capabilities with low production costs create subs with high average customer lifetime value.

Integration of Statistics and Online Gaming with Live Events drives more awareness, audience growth and deeper fan engagement.

National Sponsors want to reach our young fan demographic and showcase our dynamic, interesting athletes as brand ambassadors.



WHO COULD BECOME THE "MICHAEL JORDAN" OF ULTIMATE?

World Class Talent as a Catalyst to AUDL Brand Building



Marques Brownlee

- Over 11.8 million subscribers on YouTube (@MKBHD). Well known technology reviewer and influencer.
- Fifth year AUDL veteran.
- Won 2019 AUDL title with New York Empire.



Rowan McDonnell

- Founder of American Ultimate Academy. Runs youth camps and programs in DC area.
- Co-founder of Excel Ultimate, an online online Ultimate training platform.
- Won 2018 AUDL MVP award.



Beau Kittredge

- Founder of Snowsuit Studio, a video game development company. Former children's book author and illustrator.
- Two-time AUDL MVP (2014 and 2015).
- Won five AUDL titles with four different teams in six seasons.



THE LEAGUE
SEATTLE CASCADES
EST. 2014
MINNESOTA WINDCHILL
EST. 2013
TORONTO RUSH
EST. 2013
MONTREAL ROYAL
EST. 2014
NEW YORK EMPIRE
EST. 2013
BOSTON GLORY
EST. 2020
DETROIT MECHANIX
EST. 2012
MADISON RADICALS
EST. 2013
OTTAWA OUTLAWS
EST. 2015
CHICAGO WILDFIRE
EST. 2013
PHILADELPHIA PHOENIX
EST. 2012
PITTSBURGH THUNDERBIRDS
EST. 2015
SAN JOSE SPIDERS
EST. 2014
DC BREEZE
EST. 2013
INDIANAPOLIS ALLEYCATS
EST. 2012
LOS ANGELES AVIATORS
EST. 2015
RALEIGH FLYERS
EST. 2015
DALLAS ROUGHNECKS
EST. 2016
ATLANTA HUSTLE
EST. 2015
SAN DIEGO GROWLERS
EST. 2015
TAMPA CANNONS
EST. 2015
AUSTIN SOL
EST. 2016
EAST
CENTRAL
ATLANTIC
WEST

ESTABLISHED BUSINESS

The AUDL has operated for 8 years in major markets in the US and Canada.

The AUDL regular season runs from April to July with a complimentary schedule to NFL, NBA and NHL.

Teams play 12 regular season games and Divisional Playoff Round.

League operates “Final Four” style Championship Weekend event in August.

Tickets priced at $8 -$15 per person.

Global Ultimate Challenge planned for 2022.

TRACTION

700,000 + FOLLOWERS

300k
Facebook Followers

200k
Instagram Followers

85k
Twitter Followers

72k
TikTok Followers

47k
YouTube Subscribers

2 Million
annual pageviews of our website

10 Million
minutes of Facebook video viewed each year



We have 22 league franchises (19 US-based, 3 Canada-based).

We have signed a multi-year national TV broadcast contract with Fox Sports. AUDL games will air April-July on FS2.

We have signed a national agreement with Deschutes Brewery as presenting sponsor, a 3-year deal valued at $400k.

We have 8 years of player and team data, a new enhanced stats app, a simple, points-based online game app and revenue-producing partnerships with several sports betting platforms.

Since debut of the AUDL.tv streaming service in 2019, we have captured 1,800 paying subscribers with an average customer lifetime value of $80 per sub.

NEW DEMANDS BY FANS

- Sports enthusiasts are evolving and some professional leagues aren’t adapting fast enough to today’s values.
- Younger players and audiences are turning away from football; youth participation rates are plummeting.
- Other traditional sports are too slow paced, methodical, and low scoring to capture the imagination of many millennial and Gen Z players and viewers.
- Online gambling is exploding but many options can be intimidating to the casual sports fan who wants to play for entertainment and fun.



CHALLENGE FOR CONTENT PROVIDERS AND BETTING PLATFORMS

The explosive growth in OTT sports content providers and betting platforms – and the major shift to video streaming – have made live sports programming more valuable than ever.

Unfortunately, the rights to broadcast global tier-one sports are **cost prohibitive for many platforms.**

New betting apps need interesting live action sports with accurate historical and real-time statistics to attract incremental players to online fantasy, prop bets and sportsbook betting.


PRO ULTIMATE

SOLUTION

Ultimate is perfectly aligned with modern player and fan preferences. Ultimate gameplay is a non-stop highlight generator.

At the game's highest level, Ultimate features incredible speed, in-air body control and "wow moment" catches along with jaw-dropping pinpoint throws.

Ultimate gameplay is a master class in precision and grace. The hang time created by the floating disc enables gravity-bending dives, leaps and grabs.

These highlights are shared as gifs and videos on social media and help generate deep fan engagement.

52-minute format Ultimate Greatness Series now airing in 80 markets around the world.

EUROSPORT · SPORT 1 HD · CBC · FREE SPORTS · ESPN LATIN AMERICA



SOLUTION

The infrastructure to grow the game is in place. Disc sports by some metrics, are the fastest-growing action sport categories of the 21st century.

Played by nearly 8 million people globally with youth participation growing rapidly. World governing body is World Flying Disc Federation.

Ultimate has been recognized by the International Olympic Committee and is seeking inclusion in the 2028 LA Olympic games.



SOLUTION

Ultimate has a passionate fanbase in the US and around the world.

The sport is a true grassroots phenomenon, migrating from college campuses to global competitions.

AUDL provides the framework necessary for Ultimate to grow from a widely-beloved recreational sport to a complementary alternative to established major sports properties.

Global footprint with large fan bases in UK, Europe, Japan, Philippines, Australia, Columbia available to develop.


CHAMPIONSHIP
MADISON, W

OUR GROWTH STRATEGY

We will increase the value of the league and its franchises through a multi-point strategy:



Create Economies of Scale

Historically, AUDL franchises have managed all marketing, ticket, and sponsorship sales locally at subscale. The AUDL is working to increase team capital to invest more in fan acquisition. We will standardize and professionalize team marketing to grow revenues and profits .

Establish Multi-Pronged Media

National broadcasts on Fox Sports will work synergistically with AUDL.tv streaming content and online gaming affiliates to build audience awareness.

Pair Online Gaming Platforms with AUDL.tv

We will publish proprietary game statistics to enable deep and continuous digital engagement, integrating real time games into AUDL.tv live video streaming.

Attract Star Athletes and Increase Diversity

AUDL will encourage grassroots growth in Ultimate by recruiting star athletes from other sports to our teams. We will seek new communities, building a pipeline of diverse, talented players and new fans. We will host youth tournaments and clinics at our major events.

OUR GROWTH STRATEGY

INTRODUCE DATA AND ONLINE GAMING

PHASE ONE

Establish Baseline Software and Apps

Our new software development subsidiary will deploy proprietary software in 2021 to collect and publish enhanced player data from AUDL contests. The new Play10 game app will be free for every AUDL.tv subscriber and offers a simple, fun prized-based game for casual fans.

Drive Awareness through External Partnerships

The AUDL will create revenue-producing affiliate partnerships with fantasy and sports betting companies. These companies are growing rapidly in the US and international markets and help create additional awareness of professional Ultimate and AUDL.tv offerings.

PHASE TWO

Expand to Other Leagues and Sports

Adapt our data capture function to incorporate field sizes for other sports leagues. Acquire access to sports database services and offer our simple online game during "Big Games" in more sports. Introduce a monthly subscription pricing model and larger game prizes.

Automate for Scale

Introduce open source Artificial Intelligence (AI) deep-learning software to predict game outcomes in real time and deploy wearable player technology to deliver unique fan experiences and enhance fan engagement and live in-game betting opportunities.

OUR GROWTH STRATEGY

BUILD GAMING INTO THE FAN EXPERIENCE


AUDL VIDEO GAME
THE AUDL HAS SIGNED A CONTRACT WITH A GAME DEVELOPER TO WORK ON THE FIRST ULTIMATE CONSOLE GAME
AUDL 21
MVP EDITION
DISCRAFT

AUDL formed a majority owned subsidiary, UltiX Technology, LLC, and licensed certain AUDL IP to develop enhanced stats, fan apps and video games.

Developed proprietary stats app and signed development agreement to roll out during 2021 season. APIs provide real time access to AUDL stats data base.

Developed and tested “Play 10” app to pose questions about player and Game of the Week outcomes through phone alerts and polls. Fans compete for weekly prizes.

Entered into an agreement to develop the world’s first console based Ultimate video game to further engage audience and grow revenues.

CONNECTING TO OUR AUDIENCE

Linear/OTT sports networks and online gambling platforms have an unquenchable demand for live sports content and data

New live and VOD streaming platforms allow for low-cost worldwide distribution of direct-to-consumer subscription content in local currencies.

The legalization of online gambling in the US creates a disruptive opportunity for sports leagues who can publish reliable historical and near real-time data to create new fan experiences.

Audiences are more open to new participation sports offerings. The success of the American Cornhole League and the proliferation of thousands of recreational participation leagues are evidence of the fascination with lifestyle sports among Millennials and Gen Z.

Brands recognize the deep engagement the AUDL has developed with the coveted young male demographic.



EXPANSION OF INTERNATIONAL AUDIENCE IN 2020



FREE SPORTS
Ultimate Greatness
Multiple airs
June - December
CBC
Ultimate Greatness
Multiple airs
July - December
SPORT 1 HD
Ultimate Greatness
Multiple airs
July - December
FS2
Game of the Week
60+ airs
April - December
EUROSPORT
Ultimate Greatness
Multiple airs
July - December
ESPN LATIN AMERICA
Ultimate Greatness
Multiple airs
June - December
ESPN 2
Ultimate Greatness
Multiple airs
June - December


AUDL 2017
CHAMPIONSHIP WEEKEND VI
CHAMPIO WEEKEND VI
Tucker

ENORMOUS MARKET OPPORTUNITY

2019 US Pro Sports Media Rights Revenue

$20.9 Billion

Growing at a 4.6% CAGR through 2023

Source: PwC

2019 Sponsorship Revenue

$17.8 Billion

Growing at a 3.8% CAGR through 2023

2019 Gate Revenue

$19.5 Billion

Growing at a 2.5% CAGR through 2023

2019 Merchandising Revenue

$14.7 Billion

Growing at a 1.2% CAGR through 2023

LEGALIZED ONLINE SPORTS BETTING IS CHANGING LIVE SPORTS LANDSCAPE

80%

% of Americans who live in states where sports betting is legal by 2024.

$150 Billion

Amount US sports fans wager on sports each year.

59 Million

Number of fantasy sports players that have created a $30 billion fantasy sports industry in the US and Canada.



Source: Associated Press, CNBC and Wired Magazine

A UNIQUELY LOW-COST OPERATING MODEL

Unlike other new professional leagues, the AUDL has an exceptionally low-cost operating structure.

We lease high school and college stadiums and municipal facilities rather than constructing or renting large stadium complexes. Player salaries are low as most have full-time jobs.

Divisional alignment within the AUDL was designed to minimize travel costs, a significant expense. In-house production capabilities lower broadcast costs.

In addition to national broadcasts, streaming and social media, the AUDL will build awareness by marketing our star players and attract star athletes from other sports with large fan bases.



We've created the AUDL Ambassador Program to make league players available to brands as advocates

The AUDL will also showcase its leading players through its various channels, magnifying their personalities and telling their stories on the field and off

REVENUE STREAMS

The Company shares 60% of the net income from the AUDL Central Fund with each of the teams and the founder on a pro-rata basis.

We also generate income from video production services and software licensing revenues through **majority-controlled subsidiaries** that include UltiX Technology, LLC and Fulcrum Media Group, LLC.


AUDL ANNUAL REVENUE
SEVEN-YEAR REVENUE GROWTH FROM 2013 TO 2019
$98K
$229K
$93K
$161K
$171K
$450K
$710K
2013
2014
2015
2016
2017
2018
2019

AUDL Central Fund revenues:

- **AUDL.tv subscriptions.** AUDL.tv is priced at $9.95 per month, integrated with Roku and available in 60 million homes globally.
- **Licensing** of Intellectual Property to Play 10 app and partners betting platforms and **Royalties** from video game.
- **Media rights and advertising** for AUDL-produced live event content, which may be fee-based or provided on an ad-share basis.
- **National sponsorships** which incorporate digital elements and game day activations.
- **Live events, including ticket and merchandise sales** at the AUDL Championship Weekend, All-Star Weekend, future international pro events, and youth tournaments.
- **Team services** for centralized marketing, insurance and licenses, which will grow to include ticket and local sponsorship sales.


17
1045
AUDL
PLAY10
5
days
UNTIL
Dallas
ROUGHNECKS
@
Madison
Radicals

COMPETITION

The AUDL competes against minor league professional sports and new soccer, rugby and lacrosse sports leagues and participation sports such as the American Cornhole League.

OUR DIFFERENTIATORS:

- Unlike minor league baseball, basketball, or hockey, we have the world's best athletes. AUDL players are the elite of their sport and compete for Ultimate's greatest monetary prize.
- We attract young sports enthusiasts who want something new and different – first movers who crave innovative experiences.
- Ultimate is viral by its very design. No other new sport generates highlight reel content at a similar pace.
- Ultimate is extremely competitive but has a unique ethos and spirit that makes it stand apart from other team sports.
- Players can disagree with referees and reverse calls in their favor – even if it places them at a competitive disadvantage. We call it the Integrity Rule.


EMPIRE
32

AUDL INCLUSION INITIATIVE

The AUDL created the Inclusion initiative in July 2019 to focus on diversity and inclusion in our sport and business.

We believe it’s important to extend that work into a non-profit foundation that promotes Inclusion, Diversity and Education in Action (IDEA) in the AUDL and the the broader community.

We plan to fund the IDEA Foundation through direct contributions from the operating budget, corporate partnerships and opportunities for our fans through matching programs.

The IDEA Foundation will financially support active partnerships (e.g. RISE organization) and activities that will proactively engage minority communities.


RALEIGH
FLYERS

OFFERING

Type of Security Offered	Series C Common Units
Purchase Price of Security Offered	$3.00 per Series C Common Unit
Maximum Units *Maximum subject to adjustment for Early Bird Bonus See 15% Early Bird Bonus below	362,550* Series C Common Units $1,070,000
Minimum Units	33,334 Series C Common Units $100,000
Minimum Purchase of Security	50 Series C Common Units at $3.00 per unit
Pre-money Valuation	$17,150,000

* 15% Early Bird Bonus

American Ultimate Disc League, LLC is offering a 15% discount to all Wefunder investors for investments that are made until the Company has reached the minimum amount raised of $100,000.

This means that investors who subscribe for Series C Units up to and including the Company reaching $100,000 will be investing at a price per unit of $2.55 which equates to a pre-money valuation of $14,577,500.



LEADERSHIP TEAM



Steve Hall

CEO and Commissioner

Steve joined the AUDL in October 2019 as President, CEO and Commissioner. Steve is a former Ultimate player and co-owner of the Atlanta Hustle team. Steve is the Managing Partner of EHF Capital, based in Charlotte, NC and formed in 2011. He is a former Managing Director in Institutional Sales for Citi Alternative Investments and a Vice President for Goldman Sachs in the Investment Management and Fixed Income divisions.



Rob Lloyd

Chairman and Managing Member

Rob spent 21 years at Cisco Systems, including his role as President of Engineering and Sales responsible for nearly 40,000 employees. Most recently as CEO of Virgin Hyperloop One in Los Angeles, where he helped raise $300 million to build the world's first full-scale Hyperloop system. Lloyd currently serves as Chairman and Managing Member to help accelerate the commercial and financial success of the AUDL.



Tim Debyl

VP of Media & Marketing

Tim is Vice President of Media and Marketing and co-owner of the successful Madison Radicals AUDL franchise. Tim manages a talented and creative team responsible for the AUDL website and social media, broadcast planning and production, sponsorship sales and content development.



Ronnie Lott

Advisory Board Member

Four-time Super Bowl Winner and NFL Hall of Fame defensive star Ronnie Lott recently joined our advisory board. Ronnie maintains close contact with athletes, entertainment and media personalities and is passionate about creating career opportunities for ex-pro athletes and those talented players who didn't quite make it to the top level of their sports.





CONTACT INFO

STEVE HALL

CEO and Commissioner
steve.hall@theaudl.com

www.theaudl.com